UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 2, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2020 THIRD QUARTERLY REPORT

This announcement is made pursuant to the requirements under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements of the Company for the third quarter of 2020 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

1.	IMPORTANT NOTICE

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) pursuant to the disclosure requirement under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) (which requires any issuer listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) whose securities are also listed on other stock exchange(s) to simultaneously inform the Hong Kong Stock Exchange of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)). At the request of the Shanghai Stock Exchange, a similar announcement of the even date is being made simultaneously by the Company in Shanghai pursuant to the relevant provisions of the Shanghai listing rules and regulations.

This quarterly report was prepared in accordance with the regulations as prescribed by the China Securities Regulatory Commission in relation to disclosure of information in quarterly reports for listed companies, and is published simultaneously in Shanghai and Hong Kong. The financial statements of the Company for the third quarter of 2020 were not audited, and were prepared in accordance with the China Accounting Standards for Business Enterprises.

The board of directors (the “Board”) and the supervisory committee of the Company, and its directors, supervisors and senior management hereby confirm that the information set out in this quarterly report does not contain false information, misleading statement or material omission, and accept joint and several responsibility for the correctness, accuracy and completeness of the information set out in this quarterly report.

All directors of the Company attended the meeting of the Board to consider this quarterly report.

Liu Shaoyong, the person-in-charge of th Company, Li Yangmin, the officer-in-charge of accounting of the Company, and Zhou Qimin, the officer-in-charge of the accounting department (accounting officer) of the Company, hereby confirm that the financial statements forming part of this quarterly report are true, accurate and complete.

The financial statements in this third quarterly report of the Company are unaudited.

2.	MAIN FINANCIAL DATA AND CHANGES IN SHAREHOLDERS OF THE COMPANY

2.1	Main financial data

Unit: million Currency: RMB

Item	As at the end of the reporting period	As at the end of last year	Increase/decrease as at the end of the reporting period compared with the end of last year
			(%)

Total assets	283,558	282,936	0.22
Net assets attributable to shareholders of the listed company	56,764	66,765	-14.98

Item	From the beginning of the year to the end of the reporting period (January to September)	From the beginning of last year to the end of the reporting period last year (January to September)	Increase/ decrease compared with the same period last year
			(%)

Net cash flows from operating activities	98	20,703	-99.53
Revenue	42,300	93,400	-54.71
Net profit attributable to shareholders of the listed company	-9,105	4,367	-308.50
Net profit attributable to shareholders of the listed company after deducting non-recurring profit and loss	-9,613	3,893	-346.93
Weighted average return on net assets (%)	-14.78	7.48	Decreased by 22.26 pt
Basic earnings per share (RMB/share)	-0.5608	0.2932	-291.27
Diluted earnings per share (RMB/share)	-0.5608	0.2932	-291.27

Note:

Earnings per share of the Company is calculated based on the weighted average number of outstanding ordinary shares of the parent company. The weighted average number of outstanding ordinary shares of the parent company was 16,379,000,000 during the reporting period and 14,892,000,000 for the same period of last year.

Non-recurring profit and loss and relevant amounts

☒  Applicable            ☐  Not Applicable

Unit: million Currency: RMB

Item	Amount for the period (July to September)	Amount from the beginning of the year to the end of the reporting period (January to September)

Net gains from disposal of non-current assets	34	51
Changes in fair value arising from financial assets/liabilities held for trading	-11	-29
Non-operating incomes and expenses other than the above	366	695
Effect on minority interests (after tax)	-10	-16
Effect on income tax	-116	-193

Total	263	508

2.2

The total number of the Company’s shareholders and the shareholding of the 10 largest shareholders and the shareholding of the 10 largest holders of listed shares (or holders of shares without trading moratorium) as at the end of the reporting period (i.e. 30 September 2020)

Unit: shares

Total number of shareholders						215,534

	Shareholding of the 10 largest shareholders
Name of shareholder (in full)	Shareholding as at the end of the period	Proportion	Number of shares with trading moratorium held	Pledged or locked-up		Nature of shareholder
		(%)		Status of shares	Number of shares

China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 )	5,072,922,927	30.97	0	None	0	State-owned legal person
HKSCC Nominees Limited	4,701,418,905	28.70	517,677,777	Unknown	Unknown	Overseas legal person
Shanghai Jidaohang Enterprise Management Company Limited ( 上海吉道航企業管理有限公司 )	589,041,096	3.60	589,041,096	None	0	Domestic non- state-owned legal person
China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	502,767,895	3.07	0	None	0	State-owned legal person
Delta Air Lines, Inc.	465,910,000	2.84	0	None	0	Overseas legal person
Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司 )	465,838,509	2.84	0	Pledged	465,838,509	Domestic non- state-owned legal person
CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	457,317,073	2.79	0	None	0	State-owned legal person
China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	429,673,382	2.62	0	None	0	State-owned legal person
Shanghai Juneyao (Group) Co., Ltd. ( 上海均瑤（集團）有限公司 )	311,831,909	1.90	311,831,909	Pledged	291,915,909	Domestic non- state-owned legal person
China Structural Reform Fund Corporation Limited ( 中國國有企業結構調整基金股份 有限公司 )	273,972,602	1.67	273,972,602	None	0	State-owned legal person

Note:

CEA Holding and its wholly-owned subsidiaries own 8,156,480,000 shares of the Company in aggregate, representing 49.80% of the total share capital of the Company. Juneyao Group and its wholly-owned subsidiaries and Juneyao Airlines and its wholly-owned subsidiaries own 1,679,042,919 shares of the Company in aggregate, representing 10.25% of the total share capital of the Company.

Shareholding of the 10 largest holders of shares without trading moratorium
	Number of listed shares without trading moratorium held
Name of shareholder
		Class and number of shares
		Class	Number

China Eastern Air Holding Company Limited ( 中國東方航空集團有限公司 )	5,072,922,927	RMB ordinary shares	5,072,922,927
HKSCC Nominees Limited	4,183,741,128	Overseas listed foreign shares	4,183,741,128
China National Aviation Fuel Holding Company Limited ( 中國航空油料集團有限公司 )	502,767,895	RMB ordinary shares	502,767,895
Delta Air Lines, Inc.	465,910,000	Overseas listed foreign shares	465,910,000
Shanghai Licheng Information Technology Consulting Co., Ltd. ( 上海勵程信息技術諮詢有限公司 )	465,838,509	RMB ordinary shares	465,838,509
CES Finance Holding Co., Ltd. ( 東航金控有限責任公司 )	457,317,073	RMB ordinary shares	457,317,073
China Securities Finance Corporation Limited ( 中國證券金融股份有限公司 )	429,673,382	RMB ordinary shares	429,673,382
China COSCO Shipping Corporation Limited ( 中國遠洋海運集團有限公司 )	232,919,254	RMB ordinary shares	232,919,254
Hong Kong Securities Clearing Company Limited ( 香港中央結算有限公司 )	118,644,887	RMB ordinary shares	118,644,887
Central Huijin Asset Management Ltd. ( 中央匯金資產管理有限責任公司 )	70,984,100	RMB ordinary shares	70,984,100

Description of connected relationship or activities in concert among the above shareholders

Among the 4,701,418,905 shares held by HKSCC Nominees Limited, 2,626,240,000 shares are held by CES Global Holdings (Hong Kong) Limited (“CES Global”) in the capacity of beneficial owner. China Eastern Air Holding Company Limited (“CEA Holding”) owns 100% equity interest in CES Finance Holding Co., Ltd. (“CES Finance”). CES Finance owns 100% equity interest in CES Global. Thus, CEA Holding indirectly owns 100% equity interest in CES Global.

Among the 4,701,418,905 shares held by HKSCC Nominees Limited, 517,677,777 shares are held by Shanghai Juneyao Airline Hong Kong Limited (“Juneyao Hong Kong”) in the capacity of beneficial owner. Shanghai Juneyao (Group) Co., Ltd. is the controlling shareholder of Juneyao Airlines Co., Ltd. (“Juneyao Airlines”), and Juneyao Airlines owns 100% equity interest in Juneyao Hong Kong.

The Company is not aware of any other connected relationship or activities in concert among the 10 largest holders of shares without trading moratorium.

As at the end of the reporting period, CES Global has pledged in aggregate 1,450,000,000 H shares of the Company; and Shanghai Juneyao Airline Hong Kong Limited has pledged in aggregate 232,000,000 H shares of the Company.

2.3

The total number of the Company’s preferred shareholders and the shareholding of the 10 largest preferred shareholders and the shareholding of the 10 largest holders of preferred shares without trading moratorium as at the end of the reporting period

☐  Applicable            ☒  Not Applicable

3.	IMPORTANT MATTERS

3.1	Details of and reasons for the substantial changes in main items of financial statements and financial indicators of the Company

☒  Applicable            ☐  Not Applicable

As severely affected by the novel coronavirus (COVID-19) epidemic (“COVID-19”), for the first three quarters of 2020, the Company achieved passenger traffic volume of 74,562.28 million passenger-kilometres, representing a year-on-year decrease of 55.29%; served 50.5065 million travelers, representing a year-on-year decrease of 48.46%; and achieved passenger load factor of 69.99%, representing a year-on-year decrease of 12.64 percentage points. For the first three quarters of 2020, the Company’s revenue amounted to RMB42,300 million, representing a year-on-year decrease of 54.71%; and net profit attributable to shareholders of the parent company amounted to RMB-9,105 million, representing a year-on-year decrease of 308.50%.

Item	Change compared to the end of last year (%)	Reason for the change

Monetary capital	569.17	Primarily due to the fact that the Company conducted research and made judgement on the future operation and reserved capital for payments in daily operations based on the external capital market situation.
Trade receivables	-31.80	Primarily due to the decline in flight productivity and the decrease in ticket sales receivables.
Other receivables	-50.14	Primarily due to the fact that the Company re-formulated the plan for the use of preferential deductions for the introduction of aircraft and engines in 2020, where the preferential deductions for over one year were adjusted to other non-current assets.
Investment properties	-61.56	Primarily due to the decrease in external real estate leasing.
Deferred income tax assets	390.86	Primarily due to the recognition of deferred income tax assets for deductible losses during the period by the Company.

Item	Change compared to the end of last year (%)	Reason for the change

Other non-current assets	63.54	Primarily due to the fact that the Company re-formulated the plan for the use of preferential deductions for the introduction of aircraft and engines during the year, where the preferential deductions for over one year were adjusted from other receivables to this item.
Short-term borrowings	437.14	Primarily due to the fact that the Company adjusted the financing structure according to the situation of the financial market and increased the financing of super short-term debentures.
Contract liabilities	-57.28	Primarily due to the significant decline in flight productivity and the corresponding decrease in passenger ticket settlement.
Tax payables	-34.53	Primarily due to the decline in flight productivity, the exemption of contribution to the Civil Aviation Construction and Development Fund by the Civil Aviation Administration of China and the decrease in taxes paid owing to operating losses.
Other current liabilities	92.90	Primarily due to the fact that the Company speeded up the pace of financing, adjusted the financing structure according to the situation of the financial market and increased the issuance of super short-term debentures.
Hedge instruments	Not applicable	Primarily due to the changes in fair value of foreign exchange forward contracts, interest rate swap contracts and jet fuel forward contracts of the Company.

Item	Change compared to the end of last year (%)	Reason for the change

Consumption of aviation fuel	-60.64	Primarily due to the fact that the Company substantially adjusted its flight capacity as a result of the sharp decline in the demand for air passenger transportation as affected by COVID-19, and thus its transportation volume and various costs decreased significantly.
Airport take-off and landing charges	-45.52
Food and beverages and supplies costs	-59.68
Business taxes and surcharges	-49.57
Selling expenses	-41.32
Other operating expenses	-35.37	Primarily due to the fact that Shanghai Airlines Tours International (Group) Co., Ltd. (“Shanghai Airlines Tours”), a previously wholly-owned subsidiary of the Company, has been excluded from the Company’s consolidated statements since June 2019, and the expenses for the period has no longer included the costs of tour business of Shanghai Airlines Tours.
Research and development expenses	168.06	Primarily due to the increase in investment in research and development projects.
Finance costs	-47.20	Primarily due to the foreign exchange gains that amounted to RMB974 million for the first three quarters of 2020 as compared to the foreign exchange loss that amounted to RMB1,604 million for the corresponding period of last year.
Net gains arising from changes in fair value	-245.00	Primarily due to the fluctuations in prices of stocks held by the Company.
Investment gains	-121.63	Primarily due to the decline in operating results of associates and joint ventures of the Company as affected by COVID-19.

Item	Change compared to the end of last year (%)	Reason for the change

Non-operating income	-54.56	Primarily due to the decrease in compensation income as a result of the reduction in termination or turnover of professional and technical personnel.
Net cash flows from operating activities	-99.53	Primarily due to the decline in the demand for air passenger transportation and drop in flight productivity as a result of COVID-19, and thus the Company’s revenue decreased.
Net cash flows from investing activities	Not applicable	Primarily due to the fact that the Company’s investment plans were reduced or delayed in response to the impact of COVID-19.
Net cash flows from financing activities	Not applicable	Primarily due to the Company’s aim to maintain stable cash flow by increasing its financing.

3.2	Analysis of the progress of significant events and their impact and proposed solutions

☒  Applicable            ☐  Not Applicable

1.

In order to optimise the cost and quality control process of catering, to delineate the responsibilities of the operational chains of procurement, supply, support and recycling, and to improve the operational efficiency of catering and aircraft on- board supplies, on 28 August 2020, the Board considered and approved the resolution regarding the daily connected transactions of the Company in relation to the catering, aircraft on-board supplies support and related services, agreed to the business plan that the Company shall engage China Eastern Air Catering Investment Co., Ltd. (“Eastern Air Catering”) for the centralised procurement of its catering, aircraft on-board supplies support and related services, agreed that the Company and Eastern Air Catering shall enter into the relevant framework agreement and carry out the transactions thereunder, and agreed to the capped amount for the catering and aircraft on-board supplies support daily connected transactions for 2021 to 2023 determined between the Company and Eastern Air Catering. The above daily connected transactions are still subject to consideration and approval at the 2020 first extraordinary general meeting of the Company to be held on 18 November 2020. For details, please refer to the announcement of the Company published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 29 August 2020.

2.

On 29 September 2020, at the fourth standard meeting of the ninth session of the Board, the resolution regarding the passenger aircraft cargo business exclusive operation agreement and the transactions contemplated thereunder of the Company was considered and approved, where the Board agreed that the “passenger aircraft bellyhold space contractual operation proposal” between the Company and China Cargo Airlines Co., Limited (“China Cargo Airlines”) shall be adjusted to the “exclusive operation proposal for passenger aircraft cargo business”, and agreed that the Company and China Cargo Airlines shall enter into the exclusive operation agreement and carry out the transactions thereunder; and the resolution regarding the capped amount of daily connected transactions for passenger aircraft cargo business exclusive operation of the Company for each year from 2020 to 2022 was considered and approved, where the Board agreed to the estimated capped amount for the daily connected transactions for passenger aircraft cargo business exclusive operation for each year from 2020 to 2022 determined between the Company and China Cargo Airlines. The above daily connected transactions are still subject to consideration and approval at the 2020 first extraordinary general meeting of the Company to be held on 18 November 2020. For details, please refer to the announcement of the Company published on China Securities Journal, Shanghai Securities News, Securities Daily and the website of the Shanghai Stock Exchange on 30 September 2020.

3.3	Overdue commitments that have not yet been fulfilled during the reporting period

☐  Applicable            ☒  Not Applicable

3.4

Warning of and reasons for any expected accumulated losses from the beginning of the year to the end of the following reporting period or substantial changes in profitability compared to the same period last year

☒  Applicable            ☐  Not Applicable

The outbreak of the novel coronavirus epidemic (“COVID-19”) at the beginning of 2020 has caused a huge impact on the global aviation industry, and the Company is facing an unprecedented severe situation. With the continuous improvement of prevention and control of COVID-19 in China and the steady recovery of social production and living order, civil aviation in China has shown a trend of steady recovery. However, as affected by the situation of COVID-19 around the world, passenger transportation of international routes has remained at a low level. Based on the preliminary judgement of the situation of COVID-19, it is expected that the operation results of the Company for 2020 will be materially and adversely affected. Investors are reminded of the risks thereof.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Liu Shaoyong
Chairman
Shanghai, the People’s Republic of China
30 October 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

4.	APPENDICES

4.1	Financial Statements

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2020

RMB million

Assets	30 September 2020 Consolidated	31 December 2019 Consolidated	30 September 2020 Company	31 December 2019 Company

Current assets
Monetary capital	9,074	1,356	8,887	1,112
Held-for-trading financial assets	92	121	92	121
Hedge instruments	84	43	84	43
Trade receivables	1,171	1,717	1,007	1,355
Prepayments	184	175	109	72
Other receivables	2,933	5,883	23,329	14,781
Inventory	2,350	2,407	23	31
Held-for-sale assets	6	6	—	—
Non-current assets due within one year	7	29	—	3
Other current assets	7,734	8,006	6,598	7,224

Total current assets	23,635	19,743	40,129	24,742

Non-current assets
Hedge instruments	123	27	123	27
Long-term equity investment	2,502	2,604	15,934	16,032
Other equity instrument investments	1,196	1,274	1,097	1,160
Investment properties	251	653	66	189
Fixed assets	94,674	95,573	62,521	63,650
Right-of-use assets	119,452	127,361	73,538	77,248
Construction in progress	21,881	20,130	21,017	19,736
Intangible assets	1,722	1,771	1,134	1,168
Goodwill	9,028	9,028	9,028	9,028
Long-term deferred expenses	2,063	2,180	1,658	1,841
Deferred income tax assets	4,187	853	2,094	315
Other non-current assets	2,844	1,739	2,990	1,950

Total non-current assets	259,923	263,193	191,200	192,344

Total assets	283,558	282,936	231,329	217,086

The attached notes are an integral part of these financial statements

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2020 (Cont’d)

RMB million

Liabilities and shareholders’ equity	30 September 2020 Consolidated	31 December 2019 Consolidated	30 September 2020 Company	31 December 2019 Company

Current liabilities
Short-term borrowings	11,817	2,200	24,560	9,240
Hedge instruments	65	13	65	13
Notes payables	7	—	7	—
Trade payables	13,341	12,879	10,391	10,325
Account collected in advance	59	18	1	2
Contract liabilities	4,348	10,178	3,847	9,477
Staff remuneration payable	2,824	2,794	1,782	1,768
Tax payable	1,528	2,334	603	945
Other payables	6,471	7,932	7,336	11,529
Non-current liabilities due within one year	22,870	21,101	13,043	11,171
Other current liabilities	36,485	18,914	36,452	18,854

Total current liabilities	99,815	78,363	98,087	73,324

Non-current liabilities Long-term borrowings	4,471	3,823	4,421	3,693
Hedge instruments	153	10	153	10
Bonds payable	21,491	22,781	19,793	20,990
Long-term payables	1,129	1,318	546	617
Lease liabilities	85,302	94,685	53,156	57,191
Long-term staff remuneration payable	2,553	2,672	1,990	2,081
Estimated liabilities	6,700	6,659	2,932	2,846
Deferred income	138	152	122	142
Deferred income tax liabilities	15	22	—	—
Other non-current liabilities	1,974	2,054	1,148	1,160

Total non-current liabilities	123,926	134,176	84,261	88,730

Total liabilities	223,741	212,539	182,348	162,054

The attached notes are an integral part of these financial statements

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Balance Sheet as at 30 September 2020 (Cont’d)

RMB million

Liabilities and shareholders’ equity	30 September 2020 Consolidated	31 December 2019 Consolidated	30 September 2020 Company	31 December 2019 Company

Shareholders’ equity
Share capital	16,379	16,379	16,379	16,379
Capital reserves	34,298	34,298	35,000	35,000
Other comprehensive income	(2,343)	(2,264)	(1,685)	(1,608)
Surplus reserves	782	782	780	780
Undistributed profits/(uncovered deficit)	7,648	17,570	(1,493)	4,481

Total equity attributable to shareholders of the parent company	56,764	66,765	48,981	55,032

Minority interests	3,053	3,632

Total shareholders’ equity	59,817	70,397	48,981	55,032

Total liabilities and shareholders’ equity	283,558	282,936	231,329	217,086

The financial statements are signed by:

Legal representative: Liu Shaoyong

Officer-in-charge of accounting: Li Yangmin

Officer-in-charge of the accounting department: Zhou Qimin

The attached notes are an integral part of these financial statements

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Nine Months Ended 30 September 2020

RMB million

	Jul to Sep 2020 Consolidated	Jul to Sep 2019 Consolidated	Jan to Sep 2020 Consolidated	Jan to Sep 2019 Consolidated	Jul to Sep 2020 Company	Jul to Sep 2019 Company	Jan to Sep 2020 Company	Jan to Sep 2019 Company
Revenue	17,171	34,616	42,300	93,400	11,156	21,862	28,985	58,193
Less: Operating costs	18,427	27,544	50,912	79,769	11,582	17,477	32,062	50,327
Taxes and surcharges	26	76	117	232	11	17	55	76
Selling expenses	885	1,492	2,622	4,468	716	1,129	2,070	3,294
Administrative expenses	816	893	2,274	2,456	561	563	1,528	1,595
Research and development expenses	103	24	193	72	68	24	158	72
Finance costs	(478)	2,791	2,942	5,572	(310)	1,913	2,124	3,845
Of which: Interest expenses	1,262	1,343	3,972	3,832	904	910	2,758	2,569
Interest income	43	25	112	70	48	13	115	50
Add: Other gains	1,676	1,370	3,758	4,346	1,028	647	1,981	2,206
Investment gains	4	57	(69)	319	5	50	(67)	407
Of which: Gains from investments in associates and joint ventures	(12)	44	(85)	237	(11)	200	(83)	391
Gains arising from changes in fair value	(11)	2	(29)	20	(11)	2	(29)	20
Gains from disposal of assets	41	11	60	11	42	11	60	11
Asset impairment loss	(14)	—	(14)	—	(14)	—	(14)	—
Credit impairment loss	(3)	—	(17)	(3)	1	—	(1)	—

Operating profit	(915)	3,236	(13,071)	5,524	(421)	1,449	(7,082)	1,628
Add: Non-operating income	139	156	269	592	81	132	176	461
Less: Non-operating expenses	28	7	35	21	11	4	15	14

Total profits	(804)	3,385	(12,837)	6,095	(351)	1,577	(6,921)	2,075
Less: Income tax expenses	(195)	738	(3,156)	1,314	(108)	456	(1,765)	489

Net profit	(609)	2,647	(9,681)	4,781	(243)	1,121	(5,156)	1,586

Classified by continuation of business
Net profit from continuing activities	(609)	2,647	(9,681)	4,781
Net profit from discontinued activities	—	—	—	—
Classified by ownership
Net profit attributable to shareholders of the parent company	(563)	2,424	(9,105)	4,367
Minority interests	(46)	223	(576)	414

The attached notes are an integral part of these financial statements

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Income Statement for the Nine Months Ended 30 September 2020 (Cont’d)

RMB million

	Jul to Sep 2020 Consolidated	Jul to Sep 2019 Consolidated	Jan to Sep 2020 Consolidated	Jan to Sep 2019 Consolidated	Jul to Sep 2020 Company	Jul to Sep 2019 Company	Jan to Sep 2020 Company	Jan to Sep 2019 Company
Other comprehensive income, net of tax
Other comprehensive income that cannot be reclassified into profit or loss
Changes arising from re- measuring defined benefit plan	86	13	26	26	69	11	22	34
Other comprehensive income that cannot be transferred to profit or loss under the equity method	7	9	10	12	6	9	9	12
Changes in fair value of other equity instrument investments	190	22	(75)	32	189	22	(64)	45

Other comprehensive income that will be reclassified into profit or loss
Other comprehensive income that can be transferred to profit or loss under the equity method	—	—	—	—	—	—	—	—
Changes in fair value of available-for-sale financial assets	—	—	—	—	—	—	—	—
Cash flow hedge reserve	(95)	41	(44)	(20)	(95)	41	(44)	(20)

Other comprehensive income, net of tax
Of which:
Other comprehensive income, net of tax, attributable to shareholders of the parent company	186	85	(79)	56

Other comprehensive income, net of tax, attributable to minority interests	2	—	(4)	(6)

Total comprehensive income	(421)	2,732	(9,764)	4,831

Of which:
Total comprehensive income attributable to shareholders of the parent company	(377)	2,509	(9,184)	4,423

Total comprehensive income attributable to minority interests	(44)	223	(580)	408

Earnings per share
Basic earnings per share (in RMB)	(0.03)	0.15	(0.56)	0.29

Diluted earnings per share (in RMB)	(0.03)	0.15	(0.56)	0.29

The attached notes are an integral part of these financial statements

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Nine Months Ended 30 September 2020

RMB million

	Jan to Sep 2020 Consolidated	Jan to Sep 2019 Consolidated	Jan to Sep 2020 Company	Jan to Sep 2019 Company

1. Cash flow from operating activities
Cash received from sales of goods and provision of labour services	42,756	97,607	22,221	61,981
Refund of taxes	92	85	16	21
Other cash received from operating activities	8,643	10,049	6,452	8,477

Sub-total of cash inflow from operating activities	51,491	107,741	28,689	70,479

Cash paid for purchase of goods and receiving of labour services	(30,300)	(62,380)	(25,555)	(46,825)
Cash paid to and for employees	(15,470)	(15,444)	(8,425)	(9,394)
Taxes paid	(1,445)	(3,771)	(390)	(1,334)
Other cash paid for operating activities	(4,178)	(5,443)	(6,068)	(4,274)

Sub-total of cash outflow from operating activities	(51,393)	(87,038)	(40,438)	(61,827)

Net cash flow from operating activities	98	20,703	(11,749)	8,652

The attached notes are an integral part of these financial statements

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Nine Months Ended 30 September 2020 (Cont’d)

RMB million

	Jan to Sep 2020 Consolidated	Jan to Sep 2019 Consolidated	Jan to Sep 2020 Company	Jan to Sep 2019 Company
2. Cash flow from investing activities
Cash received from disposal of investment	—	—	—	25
Investment income in cash	46	125	45	271
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	94	61	87	55
Net cash received from disposal of subsidiaries and other operating unit	—	(90)	—	—
Other cash received from investing activities	12	1,838	12	1,850

Sub-total of cash inflow from investing activities	152	1,934	144	2,201

Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	(5,682)	(11,276)	(4,491)	(10,711)
Investments paid in cash	—	(102)	—	(102)
Other cash paid for investing activities	—	(42)	—	(42)

Sub-total of cash outflow from investing activities	(5,682)	(11,420)	(4,491)	(10,855)

Net cash flow from investing activities	(5,530)	(9,486)	(4,347)	(8,654)

The attached notes are an integral part of these financial statements

4.1	Financial Statements (Cont’d)

China Eastern Airlines Corporation Limited

Consolidated and Company’s Cash Flow Statement for the Nine Months Ended 30 September 2020 (Cont’d)

RMB million

	Jan to Sep 2020 Consolidated	Jan to Sep 2019 Consolidated	Jan to Sep 2020 Company	Jan to Sep 2019 Company
3. Cash flow from financing activities
Cash received from acquisition of investment	—	9,439	—	9,439
Cash received from borrowings	82,539	42,426	87,867	50,495
Other cash received from financing activities	10	35	10	35

Sub-total of cash inflow from financing activities	82,549	51,900	87,877	59,969

Cash paid for repayment of indebtedness	(53,662)	(39,728)	(53,198)	(47,223)
Cash payments for distribution of dividends, profits expense or payment of interest	(4,883)	(4,138)	(2,848)	(2,618)
Other cash paid for financing activities	(10,837)	(18,376)	(7,946)	(12,061)

Sub-total of cash outflow from financing activities	(69,382)	(62,242)	(63,992)	(61,902)

Net cash flow from financing activities	13,167	(10,342)	23,885	(1,933)

4. Effect of changes in exchange rate on cash and cash equivalents	16	13	(21)	2

5. Net increase in cash and cash equivalents	7,712	888	7,768	(1,933)
Add: Balance of cash and cash equivalents at the beginning of the year	1,350	646	1,107	3,252

6. Balance of cash and cash equivalents at the end of the year	9,062	1,534	8,875	1,319

The attached notes are an integral part of these financial statements

4.2	Adjustments to relevant items in financial statements at the beginning of the current year for the initial application of the new income standards and new lease standards since 2020

☐  Applicable            ☒  Not Applicable

4.3	Explanation to retrospectively adjusted comparative information with respect to the initial application of the new income standards and new lease standards since 2020

☐  Applicable            ☒  Not Applicable